Exhibit 99.1

Otonomo Technologies Ltd. Announces Expiration and Results of Exchange Offer and Consent Solicitation
Relating to its Warrants and Notice to Exercise Right to Exchange Remaining Outstanding Warrants

HERZLIYA, Israel and SAN FRANCISCO, California – August 23, 2023 – Otonomo Technologies Ltd. (Nasdaq: OTMO) (“Otonomo” or the “Company”), the platform powering the mobility economy, today announced the expiration and results of its previously announced exchange offer (the “Offer”) and consent solicitation (the “Consent Solicitation”) relating to its outstanding (i) public warrants to purchase the Company’s ordinary shares, no par value per share (the “Ordinary Shares”), which warrants trade on The Nasdaq Stock Market LLC under the symbol “OTMOW” (the “public warrants”), and (ii) private placement warrants to purchase Ordinary Shares (the “private placement warrants” and, together with the public warrants, the “warrants”). The Offer and Consent Solicitation expired at 11:59 p.m., Eastern Time, on August 22, 2023.

The Company has been advised that 5,496,433 public warrants, or approximately 63.7% of the outstanding public warrants, and 5,200,000 private placement warrants, representing all of the outstanding private placement warrants, were validly tendered and not withdrawn prior to the expiration of the Offer and Consent Solicitation. The Company expects to accept all validly tendered warrants for exchange and settlement on or before August 25, 2023.

In addition, pursuant to the Consent Solicitation, the Company received the approval of approximately 63.7% of the outstanding public warrants and approval of 100% of the outstanding private placement warrants to the amendment to the warrant agreement governing the warrants (the “Warrant Amendment”), which exceeds a majority of the number of then outstanding public warrants required to adopt the Warrant Amendment.

On August 23, 2023, the Company executed the Warrant Amendment and announced that it will exercise its right, in accordance with the terms of the Warrant Amendment, to exchange all remaining untendered warrants for Ordinary Shares at an exchange ratio of 0.01503 Ordinary Shares for each warrant. The Company has fixed the date for such exchange as September 7, 2023.

The Company also announced that its Registration Statement on Form F-4 filed with the Securities and Exchange Commission (the “SEC”) registering the Ordinary Shares issuable in the Offer was declared effective by the SEC on August 22, 2023.

Piper Sandler & Co. was the sole Dealer Manager for the Offer and Consent Solicitation.

This press release is for informational purposes only and does not constitute an offer to sell, or a solicitation of an offer to buy, the securities described herein and is also not a solicitation of the related consents. The Offer and Consent Solicitation were made only pursuant to the terms and conditions of the Prospectus/Offer to Exchange and related letter of transmittal and consent.

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About Otonomo

Otonomo (Nasdaq: OTMO), the platform powering the mobility economy, is igniting a new generation of mobility experiences and services and is making mobility more accessible, equitable, sustainable and safe. Our partners gain access to the broadest, most diverse, range of data from connected vehicles with just one contract and one API. Architected with privacy and security by design, our platform is GDPR, CCPA, and other privacy regulation compliant, ensuring all parties are protected and companies remain privacy compliant across geographies worldwide. Otonomo has R&D centers in Israel and the UK, with a presence in the United States and Europe. For more information, visit www.otonomo.io.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including, but not limited to, the ability to implement business plans, forecasts, and other expectations, the ability to identify and realize additional opportunities and potential changes and developments in the highly competitive data marketplace. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in Otonomo’s annual report on Form 20-F filed with the SEC on March 31, 2023 and other documents filed by Otonomo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Otonomo assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Otonomo gives no assurance that it will achieve its expectations.

For media and investment inquiries, please contact:

Otonomo

press@otonomo.io